Exhibit 99.1

Alcon Independent Director Committee Stands Firm in Commitment to Minority Shareholders

o	The IDC rejects Novartis’ continued assertions that they can circumvent the protections afforded to the minority shareholders by Swiss Law and Alcon’s Organizational Regulations
o	IDC is disappointed that Novartis has not presented a revised merger proposal to consider

HUENENBERG, Switzerland – September 30, 2010 – The Alcon Independent Director Committee (the “IDC”) responded today to Novartis’ continued assertions that they can circumvent the protections afforded to Alcon’s minority shareholders, and reiterated its commitment to defend the minority shareholders’ rights.

The IDC remains confident in its legal position under Swiss Law and Alcon’s Organizational Regulations, as supported by both its Swiss legal counsel and Professor Hans Caspar von der Crone, a leading Swiss legal and corporate governance expert, and former Chairman of the Swiss Takeover Board.

Thomas G. Plaskett, Chairman of the IDC, said, “The IDC’s position is consistent not only with Swiss Law and Alcon’s Organizational Regulations, but with widely accepted principles of good corporate governance.  We are disappointed that at no point since the beginning of this process has Novartis presented us with a revised proposal to consider.  Novartis’ legal position as announced today continues to ignore, and seeks to undermine, the shareholder protections in Alcon’s organizational documents and Swiss Law.  The IDC stands firm in its commitment to the minority shareholders of Alcon, and although our continued preference is for a negotiated transaction, we are confident in our legal position and are prepared to defend the rights of minority shareholders in a court of law.”

Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, are continuing to act as advisors to the IDC.

Important information regarding the proposal will continue to be posted on the Committee’s website: www.transactioninfo.com/alcon.

Media Inquiries:
Steve Lipin/Stan Neve
Brunswick Group (212) 333-3810

Rolf Schläpfer/Andreas Thommen
Hirzel. Neef. Schmid. Konsulenten +41 (0)43 344 42 42

Investor Inquiries:
Bob Marese/Larry Dennedy
Mackenzie Partners 800-322-2885

About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon operates in 75 countries and sells products in 180 markets. For more information on Alcon, Inc., visit Alcon’s website at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger. Also, there can be no guarantee that the Committee will obtain any particular result. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.